Electronic Articles of Incorporation
For

P23000007445
FILED
January 24, 2023
Sec. Of State
dlokeefe

TOTAL TV NETWORK, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

TOTAL TV NETWORK, INC.

Article II

The principal place of business address:

119 MORLEY CIRCLE
MELVILLE, NY. US 11747

The mailing address of the corporation is:

119 MORLEY CIRCLE
MELVILLE, NY. US 11747

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

200

Article V

The name and Florida street address of the registered agent is:

GERALD WOLFF
119 MORLEY CIRCLE
MELVILLE NY, FL.   11747

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: GERALD WOLFF



P23000007445

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☒ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

MAiL-out

Office Use Only

000409885450

Amend

07/11/23--01001--017 **52.50

RECEIVED
2023 JUL 10 PM 3:39
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

FILED
2023 JUL 10 PM 12 05
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

A. RAMSEY
JUL 11 2023

COVER LETTER

TO: Amendment Section
    Division of Corporations

NAME OF CORPORATION: Total Tv Network *IN C.*

DOCUMENT NUMBER: P23000007445

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Jerry Wolff
_____
Name of Contact Person

Total TV Network *Inc.*
_____
Firm/ Company

119 Morley Circle
_____
Address

Melville, New York 11747
_____
City/ State and Zip Code

totaltvnetwork@gmail.com
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Joe Grimm   at (330   ) 3531375
_____   _____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☐ $35 Filing Fee   ☐ $43.75 Filing Fee &   ☐ $43.75 Filing Fee &   ☑ $52.50 Filing Fee
                        Certificate of Status   Certified Copy   Certificate of Status
                                                   (Additional copy is   Certified Copy
                                                   enclosed)   (Additional Copy
                                                                             is enclosed)

Mailing Address	**Street Address**
Amendment Section	Amendment Section
Division of Corporations	Division of Corporations
P.O. Box 6327	The Centre of Tallahassee
Tallahassee, FL 32314	2415 N. Monroe Street, Suite 810
	Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

FILED

2023 JUL 10 PM 12 05

Total TV Network, Inc.

(Name of Corporation as currently filed with the Florida Dept. of State) SECRETARY OF STATE TALLAHASSEE, FLORIDA

P23000007445

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

NA

The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable: NA
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable: NA
(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent NA

(Florida street address)

New Registered Office Address: NA ________, Florida ________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

Signature of New Registered Agent, if changing

Check if applicable

☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation. Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) __NA__ Change	NA	NA	NA
_____ Add			
_____ Remove			
2) _____ Change			
_____ Add			
_____ Remove			
3) _____ Change			
_____ Add			
_____ Remove			
4) _____ Change			
_____ Add			
_____ Remove			
5) _____ Change			
_____ Add			
_____ Remove			
6) _____ Change			
_____ Add			
_____ Remove			

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary).* *(Be specific)*

NA

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(*if not applicable, indicate N/A*)

Total TV Network will increase its number of shares of stock from 200 to 10,000,000 available to be issued or sold.

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: 7/6/23, if other than the date this document was signed.

Effective date if applicable: 7/6/23

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

☑ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ____________________________________."

(voting group)

Dated 7/6/23

Signature Jerry Wolff

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Jerry Wolff

(Typed or printed name of person signing)

CEO

(Title of person signing)